

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2018

Thomas Brida
General Counsel
Invitae Corporation
1400 16th Street
San Francisco, CA 94103

Re: Invitae Corporation
Registration Statement on Form S-3
Filed August 10, 2018
File No. 333-226756

Dear Mr. Brida:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at (202) 551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Gabriella Lombardi